EXHIBIT 99.1

Stantec reports second quarter 2025 results, delivering over 20% growth in adjusted earnings per share and increases its 2025 outlook

Highlights

  Net revenue of $1.6 billion, an increase of 6.9% compared to Q2 2024
  Adjusted EBITDA1 increase of 15.0% to $284.4 million and adjusted EBITDA margin1 of 17.8%, a 120 basis point increase over Q2 2024
  Diluted EPS of $1.19 and adjusted EPS1 of $1.36, up 63.0% and 21.4%, respectively, compared to Q2 2024
  Contract backlog of $7.9 billion, up 9.9% year-over-year, including 9% organic growth
  Acquired Cosgroves, a 90-person industry-leading firm, expanding buildings engineering capabilities in New Zealand
  Closed the acquisition of Page, a 1,400 person US-based design, architecture and engineering firm
  Increased guidance for net revenue, EBITDA margin, adjusted diluted EPS and adjusted ROIC to reflect strong performance year-to-date and the closure of the Page acquisition.

EDMONTON, Alberta and NEW YORK, Aug. 13, 2025 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its second quarter 2025 results today which were underpinned by the continued demand for Stantec’s services and solid project execution.

Net revenue increased to $1.6 billion in the second quarter, a 6.9% year-over-year increase, primarily driven by 4.8% organic growth1. Organic growth was achieved in each of Stantec's regional and business operating units, with Canada, the United States and Global achieving 6.2%, 4.4% and 4.3% organic growth, respectively. Most notably, Water achieved 12.4% organic growth and Energy & Resources delivered 9.5% organic growth. Second quarter 2025 adjusted EBITDA increased 15.0% or $37.1 million, and adjusted EBITDA margin was 17.8%, up 120 basis points compared to the second quarter of 2024. Stantec delivered diluted earnings per share (EPS) of $1.19 and adjusted EPS of $1.36.

“Throughout the first half of 2025, Stantec has delivered strong financial and operational results, underpinned by the diversification of our business, and continued demand across all of our regions,” said Gord Johnston, President and CEO. “With our strong performance year-to-date and the acquisitions of Ryan Hanley, Cosgroves, and now Page, we are increasing our guidance for the full year.”

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1 Adjusted EPS, adjusted net income, adjusted EBITDA, adjusted EBITDA  margin, and adjusted ROIC are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q2 2025 MD&A).

2025 Outlook

Stantec is revising upward and narrowing certain targets contained within its 2025 guidance.

	Previously Published 2025 Annual Range	Revised 2025 Annual Range
Targets
Net revenue growth	7% to 10%	10% to 12%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%	17% to 17.4%
Adjusted net income as % of net revenue (note)	above 8.8%	above 8.8%
Adjusted EPS growth (note)	16% to 19%	18.5% to 21.5%
Adjusted ROIC (note)	above 12%	above 12.5%

In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP of $1.84, and AU of $0.90 for the remainder of the year. For all other underlying assumptions, see the Q2 2025 MD&A. These targets reflect the recent acquisitions of Ryan Hanley, Cosgroves, and Page. They do not include any assumptions regarding the impact of revaluing our share-based compensation, as further described below.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of the Q2 2024 MD&A.

Stantec now expects to achieve net revenue growth of 10% to 12% in 2025, increasing the range from 7% to 10%, due to the acquisitions completed during the second quarter and the closing of the acquisition of Page in July, and supported by the Company's continued expectations to achieve net revenue growth in the mid- to high-single digits. Stantec's US organic growth outlook has now moderated slightly to mid-single digits related to slower procurement cycles persisting in the public sector in the near term, and elevated caution in the private sectors particularly for larger projects. The Company continues to expect that Canada’s organic net revenue growth to be in the mid- to high-single digits, driven by continuing strong momentum and elevated backlog levels. Stantec also continues to expect organic net revenue growth in Global in the mid to high single-digits, driven by continued high levels of activity in the Water business under the ongoing UK Asset Management Program (AMP) and framework agreements and positive demand fundamentals in the Energy & Resources business.

Stantec has increased and narrowed the range for adjusted EBITDA margin slightly to 17.0% to 17.4%, from 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs. The Company expects adjusted EBITDA margin in Q3 2025 to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.

Stantec's effective tax rate is now expected to fall within a range of 23.5% to 24.5%, an increase from 22% to 23%, due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Overall, Stantec continues to expect to drive adjusted net income to a margin of greater than 8.8% of net revenue; however, the Company now expects to deliver 18.5% to 21.5% growth in adjusted EPS in comparison to 2024, increased from 16% to 19% in its previous guidance, and adjusted ROIC greater than 12.5%.

The above targets do not include any assumptions for additional acquisitions beyond those noted in this Outlook section or further impact from significant share price movements subsequent to June 30, 2025, and the relative total shareholder return components on our share-based compensation programs.

Q2 2025 compared to Q2 2024

  Net revenue increased 6.9% or $103.4 million, to $1.6 billion, primarily driven by 4.8% organic growth. Stantec achieved organic growth in each of its regional and business operating units, most notably in Water with double-digit organic growth.
  Project margin increased 6.5% or $53.0 million, to $864.7 million. As a percentage of net revenue, project margin was 54.2%, remaining aligned with the Company's expectations.
  Adjusted EBITDA increased 15.0% or $37.1 million, to $284.4 million. Adjusted EBITDA margin was 17.8%, an increase of 120 basis points compared to Q2 2024. The quarter-over-quarter increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, due to lower claim provision expense and discretionary spending.
  Net income increased 62.7% or $52.2 million, to $135.4 million, and diluted EPS increased 63.0%, or $0.46, to $1.19, mainly due to increases in project margin and as a percentage of net revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, Q2 2024 included a non-cash impairment charge of $16.5 million from Stantec's real estate optimization strategy.
  Adjusted net income grew 21.6% or $27.5 million, to $154.7 million, achieving 9.7% of net revenue—an increase of 120 basis points. Adjusted EPS increased 21.4% or $0.24, to $1.36.
  Contract backlog increased to $7.9 billion at June 30, 2025, achieving 9.9% overall growth year over year, which includes 9.0% organic growth. Organic growth was achieved in all of Stantec's regional operating units. Contract backlog represents approximately 12 months of work.
  Operating cash flows increased $59.3 million or 79.4%, with cash inflows of $134.0 million, reflecting solid operational performance and continued strong collection efforts.
  DSO was 73 days, a decrease of 4 days from Q1 2025 and below the Company's target of 80 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2025 was 1.1x, remaining within Stantec's internal target range of 1.0x to 2.0x.
  On July 31,2025, Stantec acquired Page, a 1,400-person architecture and engineering firm headquartered in Washington, DC that strategically complements the Company's Buildings business and serves the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets.
  On April 8, 2025 Stantec acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, bolstering its offering in the Irish water sector.
  On June 27, 2025, Stantec acquired Cosgroves, a 90-person firm, expanding the Company's buildings engineering capabilities in New Zealand.
  On June 10, 2025, Stantec issued $425 million senior unsecured notes due June 10, 2032 that bear interest at a fixed rate of 4.374% per annum. These notes were assigned an investment-grade credit rating of BBB by DBRS Limited.
  On June 11, 2025, Stantec increased its unsecured revolving credit facility to $1.2 billion from $800 million and extended the maturity date to June 11, 2030 from June 27, 2029.
  On August 13, 2025, Stantec's Board of Directors declared a dividend of $0.225 per share, payable on October 15, 2025, to shareholders of record on September 29, 2025.

Year-to-date Q2 2025 compared to year-to-date Q2 2024

  Net revenue increased 10.0% or $286.3 million, to $3.1 billion, driven by 5.3% organic growth and 2.0% acquisition growth, as well as the positive impact of foreign exchange. Stantec achieved organic growth in each of its regional and business operating units.
  Project margin increased $154.0 million or 9.9%, to $1,708.2 million. As a percentage of net revenue, project margin was 54.2%, remaining aligned with the Company's expectations.
  Adjusted EBITDA increased $77.5 million or 16.9%, to $536.7 million. Adjusted EBITDA margin increased by 100 basis points over the prior period to 17.0%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, due to lower claim provision expense and discretionary spending.
  Net income increased 46.9% or $75.2 million, to $235.5 million, and diluted EPS increased 46.1%, or $0.65, to $2.06, mainly due to increases in project margin and as a percentage of net revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, 2024 included a non-cash impairment charge of $16.5 million from our real estate optimization strategy.
  Adjusted net income grew 24.9% or $57.3 million, to $287.5 million, achieving 9.1% of net revenue—an increase of 110 basis points—and adjusted diluted EPS increased 24.8%, or 0.50, to 2.52.
  Operating cash flows increased $117.3 million or 100%, with cash inflows of $234.7 million, reflecting solid revenue growth, operational performance, and strong collection efforts.

Q2 2025 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2025		2024		2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,964.3	123.0%	1,889.7	126.5%	3,887.9	123.4%	3,611.1	126.1%
Net revenue	1,596.7	100.0%	1,493.3	100.0%	3,149.7	100.0%	2,863.4	100.0%
Direct payroll costs	732.0	45.8%	681.6	45.6%	1,441.5	45.8%	1,309.2	45.7%
Project margin	864.7	54.2%	811.7	54.4%	1,708.2	54.2%	1,554.2	54.3%
Administrative and marketing expenses (note 1)	598.3	37.5%	578.4	38.7%	1,210.3	38.4%	1,124.3	39.3%
Depreciation of property and equipment	17.3	1.1%	17.2	1.2%	34.9	1.1%	33.0	1.2%
Depreciation of lease assets	31.1	1.9%	32.0	2.1%	63.3	2.0%	63.5	2.2%
Net (reversal) impairment of lease assets	(0.8)	(0.1%)	16.5	1.1%	(0.9)	—%	16.9	0.6%
Amortization of intangible assets	31.3	2.0%	31.8	2.1%	60.0	1.9%	62.8	2.2%
Net interest expense and other net finance expense	21.2	1.3%	27.4	1.8%	42.6	1.4%	51.6	1.8%
Other (income) expenses	(12.8)	(0.7%)	0.9	0.2%	(11.1)	(0.4%)	(4.8)	(0.2%)
Income taxes (note 1)	43.7	2.7%	24.3	1.6%	73.6	2.3%	46.6	1.6%
Net income (note 1)	135.4	8.5%	83.2	5.6%	235.5	7.5%	160.3	5.6%
Basic and diluted earnings per share (EPS) (note 1)	1.19	n/m	0.73	n/m	2.06	n/m	1.41	n/m
Adjusted EBITDA (note 2)	284.4	17.8%	247.3	16.6%	536.7	17.0%	459.2	16.0%
Adjusted net income (note 2)	154.7	9.7%	127.2	8.5%	287.5	9.1%	230.2	8.0%
Adjusted EPS (note 2)	1.36	n/m	1.12	n/m	2.52	n/m	2.02	n/m
Dividends declared per common share	0.225	n/m	0.210	n/m	0.450	n/m	0.420	n/m

note 1: Results for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q2 2025 MD&A  further details.

note 2: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q2 2025 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q2 2025	Q2 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	393.7	370.7	23.0	—	n/a	23.0	6.2%
United States	819.6	775.6	44.0	—	10.0	34.0	4.4%
Global	383.4	347.0	36.4	12.4	9.2	14.8	4.3%
Total	1,596.7	1,493.3	103.4	12.4	19.2	71.8
Percentage Growth			6.9%	0.8%	1.3%	4.8%

Backlog

(In millions of Canadian dollars, except percentages)	Jun 30, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,786.6	1,687.1	99.5	—	n/a	99.5	5.9%
United States	4,584.7	4,722.6	(137.9)	—	(230.5)	92.6	2.0%
Global	1,490.5	1,414.2	76.3	16.1	43.6	16.6	1.2%
Total	7,861.8	7,823.9	37.9	16.1	(186.9)	208.7
Percentage Growth			0.5%	0.2%	(2.4)%	2.7%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, August 14, 2025, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s second quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2025 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, (a) statements regarding the anticipated benefits and strategic positioning of Stantec after giving effect to the Page acquisition, and (b) Stantec's Outlook and Annual Targets for 2025 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2025 Outlook and Annual Targets are provided in the Company’s 2024 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of the Page acquisition not completing, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and six month periods ended June 30, 2025, there has been no significant change in the risk factors from those described in Stantec's 2024 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar+.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2024 Annual Report free of charge from the investor contact noted below.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income (note 1)	135.4	83.2	235.5	160.3
Add back (deduct):
Income taxes (note 1)	43.7	24.3	73.6	46.6
Net interest expense	20.7	27.3	41.7	51.3
Net impairment of lease assets (note 2)	0.1	18.4	—	18.9
Depreciation and amortization	79.7	81.0	158.2	159.3
Unrealized (gain) loss on equity securities	(7.9)	(1.8)	0.8	(3.7)
Gain on sale of an investment interest	(3.7)	—	(3.7)	—
Acquisition, integration, and restructuring costs (note 1,6,7)	16.4	14.9	30.6	26.5

Adjusted EBITDA	284.4	247.3	536.7	459.2

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income (note 1)	135.4	83.2	235.5	160.3
Add back (deduct) after tax:
Net impairment of lease assets (note 2)	0.1	14.4	—	14.7
Amortization of intangible assets related to acquisitions (note 3)	15.7	18.9	30.8	37.0
Unrealized (gain) loss on equity securities (note 4)	(6.1)	(1.4)	0.6	(2.9)
Gain on sale of an investment interest (note 5)	(2.8)	—	(2.8)	0
Acquisition, integration, and restructuring costs (note 1,6,7)	12.4	12.1	23.4	21.1

Adjusted net income	154.7	127.2	287.5	230.2
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	114,066,995	114,066,995
Adjusted earnings per share	1.36	1.12	2.52	2.02

See the Definitions section of the Q2 2025 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: Results for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q2 2025 MD&A for further details.

note 2: The net (reversal) impairment of lease assets includes onerous contracts associated with the impairment for the quarter ended June 30, 2025 of $0.9 (2024 - $1.9) and for the two quarters ended June 30, 2025 of $0.9 (2024 - $2.0). For the quarter ended June 30, 2025, this amount is net of tax of nil (2024 - $4.0). For the two quarters ended June 30, 2025, this amount is net of tax of nil (2024 -$4.2).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2025, this amount is net of tax of $5.1 (2024 - $5.4) and for the two quarters ended June 30, 2025, this amount is net of tax of $9.6 (2024 - $10.7).
note 4: For the quarter ended June 30, 2025, this amount is net of tax of $(1.8) (2024 - $(0.4)) and for the two quarters ended June 30, 2025, this amount is net of tax of $0.2 (2024 - $(0.8)). note 5: For the quarter ended June 30, 2025, this amount is net of tax of $(0.9) (2024 - nil) and for the two quarters ended June 30, 2025, this amount is net of tax of $(0.9) (2024 - nil).                                                                                                                                              note 6: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended June 30, 2025, this amount is net of tax of $4.1 (2024 - $3.5) and for the two quarters ended June 30, 2025, this amount is net of tax of $7.3 (2024 - $6.1).

note 7: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended June 30, 2025 of $0.1 (2024 - $1.8) and for the two quarters ended June 30, 2025, of $0.7 (2024 - $4.8).